

November 5, 2012

Via E-mail
Mr. Eric Bullinger
Chief Financial Officer
Vestin Realty Mortgage I, Inc.
8880 West Sunset Road, Suite 200
Las Vegas, NV 89148

      Re: Vestin Realty Mortgage I, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed March 16, 2012
              File No. 001-51964

Dear Mr. Bullinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1.   In future Exchange Act reports, if the total value of your real estate owned for sale exceeds 10% of the total value of your portfolio, please revise your disclosure to provide operating data for such properties, including occupancy, rents, lease expiration, net operating income, and geographic diversification.

Item 1. Business, page 1

2.   We note your disclosure on page 6 regarding credit evaluations. In future Form 10-K's, please provide a more detailed description of the relative frequency with which the manager evaluates the borrower's creditworthiness when making new loans, based on historical practice.

Acquisition and Investment Policies, page 3

3.   In future Exchange Act reports, please expand the discussion about your current portfolio to address the percentage of your loans, if any, that are variable rate.

Risk Factors, page 13

4.   In future filings, please revise your risk factors to include relevant current portfolio data to the extent useful to evaluating the extent of the disclosed risk. For example, we note that your risk factors on rate of defaults, number of non-performing loans, changes in LTVs, portfolio diversification and other risks are presented generically and do not include any data specific to your portfolio.

Asset Quality and Loan Reserves, page 16

5.   We note that as of June 30, 2012 you have loans outstanding in the amount of $11.2 million, approximately 83% of your gross loans outstanding, which have no specific or general reserve allowances. Given the nature of your loans, which you describe as riskier than those of other financial institutional lenders, and your history of losses on your loans, tell us how you have determined it is not necessary to record any loss allowances against such a significant amount of your portfolio.

Purchases of Equity Securities…, page 26

6.   In future Form 10-K's, please provide the data required by Item 703 of Regulation S-K for all months in the period presented. Refer to Item 703(b).

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

7.   We note your disclosure on page 28 and elsewhere that your LTV disclosure is based on updated appraisals. Please provide us a schedule showing the dates of the most recent appraisals used to calculate your LTVs and tell us whether or not they we done by independent third parties. We may have further comment.

Summary of Financial Results, page 29

8.   In future Exchange Act reports, please revise your disclose to expand your explanation of significant changes in operating expenses line items. For example, we note significant period to period changes in "consulting" and "other."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Mike McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief